TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365        Fax: (604)684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and extraordinary general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on April 5, 2005 at 2:00 pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal year ended September 30, 2004 and the report of the auditor thereon.

2.	To fix the number of directors of the Company at nine.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year and to authorize the Audit Committee to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

1.	Approval of Increase to Authorized Capital – To approve a special resolution to alter the Company’s articles to provide for an authorized capital consisting of an unlimited number of Common shares.

2.
Adoption of New Articles and Removal of Certain Corporate Law Provisions – To consider and if thought fit, to adopt by special resolution new corporate articles for the Company and to consider and if thought fit, approve by special resolution the removal of certain corporate law provisions referred to as “pre-existing company” provisions both of which matters arise out of a change in the corporate law of British Columbia, Canada (the Company’s jurisdiction of incorporation) and which matters are more particularly described in the accompanying Information Circular.

3.
General Authority to Issue Shares and Increase Capitalization – To approve an ordinary resolution to authorize, in advance, the issuance, during the 12 month period commencing April 5, 2005, of up to 100% of the total number of shares issued and outstanding as at February 10, 2005 (the “Record Date”) pursuant to one or more placements or transactions and subject to regulatory approval and the restrictions set out in the accompanying Information Circular.

4.	Share Option Plan – To approve the adoption of a 10% of capitalization rolling share option plan, as more particularly set out in the accompanying Information Circular.

C.	Other Matters

1.
To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof although management is currently unaware of any other matters which could come up.

An Information Circular and a copy of the audited financial statements with related management discussion and analysis and the auditor’s report for the year ended September 30, 2004 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, March 10th, 2005.

BY ORDER OF THE BOARD

/s/ “Ronald W. Thiessen”

Ronald W. Thiessen
President and Chief Executive Officer